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SECURITY AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant To Section 15(D) of The Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended December 31, 2001

OR

☐	Transition Report Pursuant To Section 15(D) of The Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                            to

Commission File Number 001-07935

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL RECTIFIER CORPORATION
233 KANSAS STREET
EL SEGUNDO, CALIFORNIA 90245

International Rectifier Corporation
Retirement Savings Plan
Report on Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2001 and 2000

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN
Dated as of June 28, 2002
/s/ MICHAEL P. MCGEE Michael P. McGee Member of Administrative Committee

International Rectifier Corporation
Retirement Savings Plan
Report on Financial Statements
and Supplemental Schedule
For the Years Ended December 31, 2001 and 2000

International Rectifier Corporation
Retirement Savings Plan

For the Years Ended December 31, 2001 and 2000

Page
Financial Statements:
Report of Independent Accountants	1
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4-7
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at December 31, 2001	9
Exhibit Index:	10
23.1 - Consent of Independent Accountants

        Certain supplemental schedules have been omitted because they are not applicable to the International Rectifier Corporation Retirement Savings Plan.

Report of Independent Accountants

To the Participants and Administrator of the
International Rectifier Corporation Retirement Savings Plan:

        In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the International Rectifier Corporation Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 24, 2002

International Rectifier Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2001 and 2000

	2001	2000
Assets:
Investments at fair value	$85,820,350	$71,658,322

Total investments	85,820,350	71,658,322
Employee contributions receivable	183,710	126,803
Employer contributions receivable	166,037	143,076

Total receivables	349,747	269,879

Net assets available for benefits	$86,170,097	$71,928,201

The accompanying notes are an integral part of these financial statements.

International Rectifier Corporation
Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2001 and 2000

	2001	2000
Additions to (deductions from) net assets attributed to:
Contributions:
Employee	$12,330,316	$5,831,896
Employer	3,204,883	1,295,707
Investment income:
Interest and dividend income	1,684,206	3,427,105
Interest on participant loans	339,988	221,208
Net appreciation (depreciation) in the fair value of investments	255,986	(1,161,005)

Total additions	17,815,379	9,614,911

Deductions from net assets attributed to:
Benefits paid to participants	5,753,624	5,590,813
Administrative fees	22,599	13,642

Total deductions	5,776,223	5,604,455

Net increase in net assets prior to transfers	12,039,156	4,010,456
Transfers in from affiliated plans	2,202,740	—

Net increase in net assets	14,241,896	4,010,456
Net assets available for benefits:
Beginning of year	71,928,201	67,917,745

End of year	$86,170,097	$71,928,201

The accompanying notes are an integral part of these financial statements.

International Rectifier Corporation
Retirement Savings Plan

Notes to Financial Statements

1.    Description of the Plan

        The following description of the International Rectifier Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

        International Rectifier Corporation (the "Company") established the Plan on April 1, 1988. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

        In September 2000, the Company acquired the business assets of Magnitude-3 LLC ("Magnitude-3"). Employees of Magnitude-3 became eligible to participate in and rollover their account balances into the Plan on September 21, 2000.

        In March 2000, the Company acquired Zing Technologies, Inc. and its wholly owned subsidiary, Omnirel LLC ("Omnirel"). Participants in the Omnirel 401(k) plan became eligible to participate in the Plan on January 1, 2001. Effective January 2, 2001, the Company merged the net assets of the Omnirel 401(k) plan of $1,864,812 into the Plan.

        In October 2000, the Company acquired Lambda Advanced Analog, Inc. ("Lambda") from SI U.S. Finance, Inc. ("SI"). Employees of Lambda became eligible to participate in and rollover their account balances into the Plan from SI's 401(k) plan on January 1, 2001.

        In January 2001, the Company acquired Unisem, Inc. ("Unisem"). Participants in the Unisem 401(k) plan became eligible to participate in the Plan on July 1, 2001. Effective June 30, 2001, the Company merged the net assets of the Unisem 401(k) plan of $337,928 into the Plan.

Eligibility

        An employee is eligible to participate in the Plan on the first day of the payroll period which falls immediately after the later of (i) the date which is 90 days after his or her date of hire, or (ii) the date on which he or she attains age 18. The Plan was amended effective June 1, 2002, to allow an employee to participate in the Plan on his or her employment commencement date, if he or she has attained age 18.

Contributions

        Effective January 1, 1998, participants may elect to make contributions up to 15% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Prior to January 1, 2001, the Company contributed an amount equal to 150% of the first $200 of the participant's contribution, 50% of the next $1,400, and 25% of the next $800 in a Plan year, with the aggregate matching contribution made by the Company not exceeding $1,200 per participant in a Plan year. Effective January 1, 2001, the Company's matching contribution was changed to 150% of the first $200 of the participant's contribution, plus 50% of the next $5,400, with the aggregate matching contribution made by the Company not exceeding $3,000 per participant in a Plan year. In addition to the Company's matching contribution, the Board of Directors may make annual discretionary contributions in the form of cash or Company stock. For the years ended December 31, 2001 and 2000, no discretionary matching contributions were authorized by the Board.

Vesting

        Participants are immediately vested in their contributions and the Company's matching and discretionary contributions plus actual earnings thereon.

Participant Accounts

        Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Programs

        The trustee for the Plan is Fidelity Management Trust Company (the "Trustee"). All accounts are held in trust funds, Company stock or a self-directed brokerage account, which primarily consist of cash and cash equivalents, common stock and mutual funds. All accounts are invested in accordance with the terms of the Plan and investment options elected by Plan participants.

        The self-directed brokerage account was offered to Plan participants beginning in 2000 and it enables Plan participants to purchase or sell individual securities within their accounts. The Plan document defines the eligible securities the participants can invest in within the self-directed brokerage account. The custodian of the Plan is Fidelity Brokerage Service, Inc. Fidelity Brokerage executes the investment transactions, collects interest and dividend income and retains custody of the investment securities within the guidelines of ERISA.

        Participants can allocate their contributions and account balances to any or all of the investment fund options and the self-directed brokerage account. Participants may transfer their account balances, or a portion thereof, from one fund to another or from a fund to the self-directed brokerage account. However, all assets transferred from the self-directed brokerage account are first credited to a default fund designated by the Plan. The participants may then transfer their account balances to other funds. The participants may not make direct transfers from the Managed Income Portfolio into the self-directed brokerage account.

Participant Loans

        The Plan allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 less the highest outstanding loan balance from the Plan during the prior 12 months. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with comparable prevailing rates as determined periodically. Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefit Payments

        Upon termination of service, a participant will receive a lump-sum amount equal to the value of the participant's account, as defined by the Plan, unless the participant chooses to leave the account balance in the Plan. A participant may leave his or her account balance in the Plan if the balance exceeds $5,000 and the participant has not yet attained age 65. Benefits are recorded when paid.

2.    Summary of Accounting Policies

Basis of Accounting

        The accompanying financial statements of the Plan are prepared using the accrual method of accounting and in accordance with the accounting principles generally accepted in the United States of America.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

        The Plan provides for various investment options in mutual funds and other securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments

        The Plan's investments in shares of registered investment company mutual funds and common stock are valued at the last quoted sales price on the last business day of the year. Investments in commingled trust funds are valued at estimated fair values according to methods selected in good faith by the Trustee. Participant loans are valued at the unpaid amount of the loan which is estimated to approximate fair value.

        Purchases and sales of securities are reflected on a trade date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

3.    Investments

        The following are investments that represent 5% or more of the Plan's net assets at December 31:

	2001	2000
International Rectifier Stock Unit Fund	$13,050,225	$14,763,591
Fidelity Growth Company Fund	16,043,102	19,714,034
Fidelity Intermediate Bond Fund	6,698,602	3,779,220
Fidelity Value Fund	10,126,001	7,812,864
Fidelity Retirement Government Money Market Portfolio	12,820,968	7,070,935
Fidelity Managed Income Portfolio	7,506,973	6,223,295
Participant Loans	4,605,452	3,656,026

        During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $255,986 as follows:

Mutual funds	$(5,344,223)
Company common stock	6,217,142
Self-directed brokerage account	(616,933)

$255,986

4.    Related-Party Transactions

        Certain of the Plan's investments are shares of mutual funds managed by the trustee of the Plan. In addition, the investment transactions within the self-directed brokerage account are executed by Fidelity Brokerage Service, Inc., the custodian of the Plan. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for investment management services were nominal for the years ended December 31, 2001 and 2000.

        The Company also qualifies as a party-in-interest and absorbs certain administrative expenses of the Plan. The Company paid approximately $47,000 and $46,000 of administrative expenses on behalf of the Plan for the years ended December 31, 2001 and 2000, respectively. Such transactions with the Company qualify for a statutory exemption.

5.    Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon a partial or complete termination of the Plan, the account balances of the participants are nonforfeitable and will be determined as of the termination date.

6.    Tax Status of The Plan

        The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated April 30, 2002. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently in compliance with the applicable requirements of the Internal Revenue Code (the "Code").

        Under the provisions of Section 401(k) of the Code, contributions to the Plan are not taxable until distributed to the participants.

Supplemental Schedule

International Rectifier Corporation
Retirement Savings Plan

Schedule of Assets Held for Investment Purposes

At December 31, 2001**

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

*	International Rectifier Stock Unit Fund	Company Stock		$13,050,225
*	Fidelity Growth Company Fund	Shares in Registered Investment Company		16,043,102
*	Fidelity Intermediate Bond Fund	Shares in Registered Investment Company		6,698,602
*	Fidelity Value Fund	Shares in Registered Investment Company		10,126,001
*	Fidelity Low-Priced Stock Fund	Shares in Registered Investment Company		2,474,172
*	Fidelity Diversified International Fund	Shares in Registered Investment Company		1,619,996
*	Fidelity Retirement Government Money Market Portfolio	Shares in Registered Investment Company		12,820,968
*	Fidelity Managed Income Portfolio	Shares in Commingled Trust Fund		7,506,973
*	Spartan U.S. Equity Index Fund	Shares in Registered Investment Company		3,472,877
*	Fidelity Fund	Shares in Registered Investment Company		898,593
*	Fidelity Equity, Inc.	Shares in Registered Investment Company		826,535
*	Fidelity Blue Chip	Shares in Registered Investment Company		1,567,988
*	Fidelity Freedom Income	Shares in Registered Investment Company		77,596
*	Fidelity Freedom 2000	Shares in Registered Investment Company		131,215
*	Fidelity Freedom 2010	Shares in Registered Investment Company		450,045
*	Fidelity Freedom 2020	Shares in Registered Investment Company		395,334
*	Fidelity Freedom 2030	Shares in Registered Investment Company		298,238
*	Brokeragelink	Shares in Self-Directed Brokerage Account		2,756,438
	Participant loans receivable	Interest rates range from 7.00% to 9.75% and the notes are collateralized by participant account balances. The loans mature between January 2002 and January 2012.		4,605,452

				$85,820,350

*
A party-in-interest for which a statutory exemption exists.

**
Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

International Rectifier Corporation
Retirement Savings Plan

Exhibit Index

Exhibit	Description
23.1	Consent of PricewaterhouseCoopers LLP

QuickLinks

SIGNATURES
International Rectifier Corporation Retirement Savings Plan For the Years Ended December 31, 2001 and 2000
Report of Independent Accountants
International Rectifier Corporation Retirement Savings Plan Statements of Net Assets Available for Benefits As of December 31, 2001 and 2000
International Rectifier Corporation Retirement Savings Plan Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2001 and 2000
International Rectifier Corporation Retirement Savings Plan Notes to Financial Statements
International Rectifier Corporation Retirement Savings Plan Schedule of Assets Held for Investment Purposes At December 31, 2001
International Rectifier Corporation Retirement Savings Plan Exhibit Index